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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) (C),
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)


                               (AMENDMENT NO. 1)*


                                  Aerogen, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    00777910
                                    --------
                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [_]  Rule 13d-1(b)
           [_]  Rule 13d-1(c)
           [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

                                  SCHEDULE 13G

Item 1(a).   Name of Issuer:
             --------------
             Aerogen, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             1310 Orleans Drive
             Sunnyvale, CA  94089

Item 2(a).   Names of Persons Filing:
             -----------------------
             Chemicals and Materials Enterprise Associates, Limited Partnership ("CMEA"), NEA Chemicals and Materials Partners, Limited Partnership ("CMEA Partners"), which is a general partner of CMEA, and Cornelius C. Bond, Jr. ("Bond"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall" and collectively with Bond, Dorman, Kramlich and McConnell the "General Partners"), and Thomas
             R. Baruch ("Baruch") and Donald L. Murfin ("Murfin"). The General Partners are individual general partners of CMEA Partners. Baruch and Murfin are individual general partners of CMEA. The persons named in this paragraph and Arthur J. Marks ("Marks") are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             -----------------------------------------------------------
             The address of the principal business office of CMEA Partners, Dorman, Murfin and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Bond, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of CMEA and Baruch is One Embarcadero Center, Suite 3250, San Francisco, CA 94111. The address of the principal business office of Marks is Valhalla Partners 10836 Pleasant Hill Drive, Potomac, Maryland 20854.

Item 2(c).   Citizenship:
             -----------
             Each of CMEA and CMEA Partners is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners and Baruch and Murfin is a United States citizen.

Item 2(d).   Title of Class of Securities:
             ----------------------------
             Common Stock, $0.001 par value ("Common Stock").

Item 2(e).   CUSIP Number:
             ------------
             00777910.

Item 4.      Ownership.
             ---------

             (a) Amount Beneficially Owned: CMEA is the record owner of
                 1,299,144 shares of Common Stock as of December 31, 2001 (the "CMEA Shares"). As a general partner of CMEA, CMEA Partners may be deemed to own beneficially the CMEA Shares. As individual general partners of CMEA Partners, Bond, Dorman, Kramlich, McConnell and Newhall may be deemed to own beneficially the CMEA Shares. As a general partner of CMEA, Murfin may be deemed to own beneficially the CMEA Shares. CMEA Life Sciences Fund, L.P. ("Life Sciences") is the record owner of 148,148 shares of Common Stock as of December 31, 2001 (the "Life Sciences Shares"). As a general partner of CMEA Life Sciences Management, L.P., the general partner of Life Sciences, Baruch may be deemed to own beneficially the Life Sciences Shares. Baruch is the record owner of options to purchase 7,152 shares of Common Stock (the "Option Shares"), which options will be exercisable within 60 days of December 31, 2001. As a general partner of CMEA, Baruch may be deemed to own beneficially the CMEA Shares, as well as the Life Sciences Shares and Option Shares, for a total of 1,454,444 shares of Common Stock.

                 MARKS HAS CEASED TO OWN BENEFICIALLY MORE THAN FIVE PERCENT (5%) OF THE OUTSTANDING COMMON STOCK OF AEROGEN, INC.

             (b) Percent of Class: Each of the Reporting Persons other than
                 Baruch and Marks: 6.5%. Baruch: 7.2%. Marks: 0%. The foregoing percentages are calculated based upon the 20,140,319 shares of Common Stock reported to be outstanding as of November 13, 2001, as adjusted pursuant to Rule 13d-3(d)(1), to the extent applicable.


             (c) Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 0 shares of
                     Common Stock for each Reporting Person other than Baruch. 7,152 shares of Common Stock for Baruch.

                (ii) shared power to vote or to direct the vote: 1,299,144 shares of Common Stock for each Reporting Person other than Baruch and Marks. 1,447,292 shares of Common Stock for Baruch. 0 shares of Common Stock for Marks.

               (iii) sole power to dispose or direct the disposition of: 0 shares of Common Stock for each Reporting Person other than Baruch. 7,152 shares of Common Stock for Baruch.

                (iv) shared power to dispose or direct the disposition of:
                     1,299,144 shares of Common Stock for each Reporting Person other than Baruch and Marks. 1,447,292 shares of Common Stock for Baruch. 0 shares of Common Stock for Marks.

                 Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.


Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------
             Marks has ceased to own beneficially more than five percent (5%) of the outstanding Common Stock of Aerogen, Inc.

Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------
             Not Applicable. The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

             ALL OTHER ITEMS ON THE SCHEDULE 13G DATED AS OF FEBRUARY 12, 2001
             -----------------------------------------------------------------
             AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE
             ----------------------------------------------------------------
             COMMON STOCK OF AEROGEN, INC. REMAIN UNCHANGED.
             -----------------------------------------------

                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2002


CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:  NEA Chemicals and Materials Partners, Limited Partnership

     By:            *
        ---------------------------
        Charles W. Newhall III
        General Partner

NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP

By:                 *
    -------------------------------
    Charles W. Newhall III
    General Partner



             *
---------------------------------
Thomas R. Baruch


             *
---------------------------------
Cornelius C. Bond, Jr.


             *
---------------------------------
C. Richard Kramlich


             *
---------------------------------
Arthur J. Marks


             *
---------------------------------
Thomas C. McConnell


             *
---------------------------------
Donald L. Murfin

             *
---------------------------------
Charles W. Newhall III




                                              /s/ Nancy L. Dorman
                                              ----------------------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact


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* This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of
  Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as Exhibit 2.

                                    AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership if each of the undersigned of shares of Common Stock of Aerogen, Inc.

Date:  February 13, 2002


CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:  NEA Chemicals and Materials Partners, Limited Partnership

     By:                *
        -------------------------------
        Charles W. Newhall III
        General Partner

NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP

By:                 *
    -------------------------------
    Charles W. Newhall III
    General Partner


             *
---------------------------------
Thomas R. Baruch


             *
---------------------------------
Cornelius C. Bond, Jr.


             *
---------------------------------
C. Richard Kramlich


             *
---------------------------------
Arthur J. Marks


             *
---------------------------------
Thomas C. McConnell


             *
---------------------------------
Donald L. Murfin

             *
---------------------------------
Charles W. Newhall III




                                              /s/ Nancy L. Dorman
                                              ----------------------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact


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* This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of
  Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as Exhibit 2.

                                                                       Exhibit 2
                                                                       ---------

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.


                                            /s/ Raymond L. Bank
                                            ------------------------------------
                                            Raymond L. Bank


                                            /s/ Thomas R. Baruch
                                            ------------------------------------
                                            Thomas R. Baruch


                                            /s/ Cornelius C. Bond, Jr.
                                            ------------------------------------
                                            Cornelius C. Bond, Jr.


                                            /s/ Frank A. Bonsal, Jr.
                                            ------------------------------------
                                            Frank A. Bonsal, Jr.


                                            /s/ James A. Cole
                                            ------------------------------------
                                            James A. Cole

                                            /s/ Nancy L. Dorman
                                            ------------------------------------
                                            Nancy L. Dorman


                                            /s/ Neal M. Douglas
                                            ------------------------------------
                                            Neal M. Douglas


                                            /s/ John W. Glynn, Jr.
                                            ------------------------------------
                                            John W. Glynn, Jr.


                                            /s/ Curran W. Harvey
                                            ------------------------------------
                                            Curran W. Harvey


                                            /s/ Ronald Kase
                                            ------------------------------------
                                            Ronald Kase


                                            /s/ C. Richard Kramlich
                                            ------------------------------------
                                            C. Richard Kramlich


                                            /s/ Robert F. Kuhling
                                            ------------------------------------
                                            Robert F. Kuhling


                                            /s/ Arthur J. Marks
                                            ------------------------------------
                                            Arthur J. Marks


                                            /s/ Thomas C. McConnell
                                            ------------------------------------
                                            Thomas C. McConnell


                                            /s/ Donald L. Murfin
                                            ------------------------------------
                                            Donald L. Murfin


                                            /s/ H. Leland Murphy
                                            ------------------------------------
                                            H. Leland Murphy

                                            /s/ John M. Nehra
                                            ------------------------------------
                                            John M. Nehra


                                            /s/ Charles W. Newhall III
                                            ------------------------------------
                                            Charles W. Newhall III


                                            /s/ Terry L. Opdendyk
                                            ------------------------------------
                                            Terry L. Opdendyk


                                            /s/ Barbara J. Perrier
                                            ------------------------------------
                                            Barbara J. Perrier


                                            /s/ C. Vincent Prothro
                                            ------------------------------------
                                            C. Vincent Prothro


                                            /s/ C. Woodrow Rea, Jr.
                                            ------------------------------------
                                            C. Woodrow Rea, Jr.


                                            /s/ Howard D. Wolfe, Jr.
                                            ------------------------------------
                                            Howard D. Wolfe, Jr.


                                            /s/ Nora M. Zietz
                                            ------------------------------------
                                            Nora M. Zietz